

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

August 10, 2006

Nancy M. Snyder, Chairman, Vice President
      and General Counsel
Penn Virginia Resource GP, Corp.
Three Radnor Corporate Center, Suite 300
100 Matsonford Road
Radnor, PA 19087

      Re: Penn Virginia GP Holdings, L.P.
                Registration Statement on Form S-1
                Filed July 11, 2006
                File No. 333-135686

Dear Ms. Snyder:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

<u>General</u>

1.   You will expedite the review process if you address each portion of every numbered comment that appears in this letter. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document. For example, we might comment on one section or example in the document, but our silence on similar or related disclosure elsewhere does not relieve you of the need to make similar revisions elsewhere as appropriate.

2.   In Securities Act Release No. 33-6900, the Commission set forth its views regarding the disclosure required in initial public offerings of limited partnership interests. Please revise your registration statement to comply fully with the requirements of that release. As only an example, you fail to include the cover page disclosure mandated by Section II.A.3.a of the release. We may have additional related comments after reviewing the amended document.

3.   Moreover, confirm that you considered Securities Act Industry Guide 5 when preparing this registration statement. Note that Release No. 33-6900 states that the requirements of Guide 5 "should be considered, as appropriate, in the preparation of [ ] limited partnership offerings." Refer to Sections II.A.3.f, II.B.2, and II.B.3.b of Release No. 33-6900 for guidance. We may have additional comments.

4.   In connection with the minimum quarterly distribution disclosure, we refer you to the Commission's policy on projections in Item 10(b) of Regulation S-K.

5.   To eliminate any potential for confusion, use precise captions and introductory text to distinguish clearly between you and PVR. For example, it might be useful to remind the readers that PVR is not the registrant and is not offering the common units being offered in this offering. Refer to disclosure that appears at the following pages, among others: the pages where you include the map of PVR business segments and assets, page 15, page 73 and page 98. At page 123, you refer to service as a director for "our" general partner. Please revise to eliminate any ambiguity and to clarify the disclosure and captions as appropriate.

6.   More precise disclosure also is necessary in the following locations, among others:

- at page 1, you omit "approximately" when referring to the number of units in PVR to be held initially;
- at page 5, in the organization chart prior to the offering, you list the NYSE symbol for your units, but elsewhere you suggest that you still need to apply for listing on the NYSE;
- at page 8, you state that three directors will be independent, but it appears from disclosure at page 119 that this could be 12 months from the date of the offering;
- at page 36, you indicate that allocations of time "may not necessarily be the result of arm's length negotiations," when it does not appear that there is any possibility of arm's length negotiations under those circumstances;
- at page 77, it is unclear how the captions relate to the acquisition that follows, because there is no reference to the particular item in the second through fifth captions; and
- at page 120, it is unclear when you expect that you will have an independent director that will satisfy the definition of "audit committee financial expert," given the suggestion at page 119 that the third independent member could be appointed twelve months later.

7.   In the amended registration statement, fill in all blanks other than the information that Rule 430A permits you to omit. Also update all disclosure as appropriate. Examples include the status of your application to list on the NYSE, as well as disclosure at pages 57 to 61 and pages 67, 88, 129, 170 and 188.

8.   We will need time to review all new disclosure, including any artwork or graphics and the intended price range. Similarly, we will need time to review all omitted appendices and exhibits, including schedules. Please also provide us with the sales materials you propose to use, pursuant to Release No. 33-6900. You can expedite the review process by providing all this information and, where appropriate, by filing all such documents promptly. Examples include the following:

- the partnership agreement (Appendix A);
- all material contracts;
- the legality and tax opinions;
- PVR's credit facility, as amended to the latest practicable date;
- the amended Omnibus Agreement;
- the non-compete agreement; and
- the contribution agreement.

Ensure that you allow sufficient time for our review in each case. With regard to future agreements, file the proposed agreements, and replace them in future amendments with the executed versions. We may have additional comments.

Table of Contents – page i

9.   Provide separate entries for each risk factor. Refer to Section II.A.3 and II.A.3.b of Release No. 33-6900.

Summary, page 1

10.   To the extent possible, shorten the summary and move any excess detail to the main body of the prospectus. Focus on the principal points. Refer to Item 503 of Regulation S-K.

Limited Call Right, page 12

11.   We note that the general partner has the right to call and purchase all common units. Please advise us whether you will comply with the tender offer rules and file a Schedule TO when or if this right is exercised, if applicable. If you believe an exemption from the tender offer rules would be available, please explain why.

Cautionary Note Regarding Forward-Looking Statements, page 22

12.   Eliminate the suggestion that "will" identifies forward looking statements, and move this section so that it does not precede the Risk Factors section. Refer to Item 503 of Regulation S-K.

Risk Factors, page 24

13.   You should discuss all material risks that apply to your company in particular. However, you include 26 pages of risk factors, which appears excessive. All risk factors should be brief and concise, generally consisting of only one or two short paragraphs at the most. Identify the risk, include a cross-reference to more detailed disclosure elsewhere if appropriate, and eliminate all excess detail. Also eliminate generic risk factors that could apply to any public company, such as "We will incur increased costs as a result of being a public company" and "PVR may not be able to retain existing customers."

14.   Eliminate all language that mitigates the risk you present, including clauses in the text or captions that begin "although." Also, rather that stating that you cannot assure or guarantee an outcome, state the risk plainly and directly.

PVR's general partner, with our consent, may limit or modify the incentive distributions, page 26

15.   Elsewhere in your prospectus, explain in necessary detail this provision. For example, explain how it is possible that reducing the amount of cash distributions would not constitute an adverse material change to unitholders. It also appears that this is one of the risks that should be highlighted in bullet point format on the prospectus cover page. We may have additional comments.

We depend on the leadership and involvement of [] other key personnel, page 30

16.   Identify the other "key personnel" to whom you refer. If you have key person insurance for your key employees, because this information would tend to mitigate the risk you discuss, disclose it elsewhere in the document. If you do not have such insurance, disclose that fact here. Also, disclose the absence of employment contracts with any key personnel, if applicable.

Use of Proceeds, page 50

17.   We may have additional comments once you provide the text that is missing from the last paragraph, which ends with the word: "See…." Also provide additional quantification, specifying the amounts of the "capital contribution to PVR" and the "additional capital contribution to PVR."

Our Cash Distribution Policy and Restrictions on Distributions, page 53

18.   Provide a more detailed discussion to clarify whether you would have been able to make the payments to unitholders for each of the most recent four quarters. Identify the limitations and reserves applicable to PVR and to you in that regard, providing cross references to disclosure that appears elsewhere in the document as appropriate

19.   Clarify whether your general partner and PVR's general partner have absolute discretion with regard to expenses and the establishment of reserves, or if either is limited by standards of reasonableness or other restraints. Also summarize all material restrictions or limitations on the payment of distributions that your or PVR's debt instruments or other agreements contain.

How we make cash distributions, page 65

20.   With regard to the PVR subordination period you describe at page 67, discuss whether all conditions would be satisfied as of September 30, based on current information. In the alternative, explain to us why you omit this information.

Management's Discussion and Analysis, page 73

21.   As suggested above in comment 5, consider expanding the caption to refer to PVR.

22.   Expand the discussion as appropriate to provide a more detailed discussion of the reasons for significant changes period-to-period. For example, discuss in greater detail the reasons for the 638% increase in G&A expenses for PVR in the most recent three month period, as noted at page 82. State how much of the increase related to increased corporate overhead reimbursement.

Contractual Obligations, page 90

23.   Please add management compensation obligations to your chart.

Management, page 118

24.   Identify all new directors once known, and provide all the required disclosure for each. Also disclose the composition of each committee when known.

25.   Revise your biographical sketches to provide a complete discussion of each person's business experience for the past five years, with no gaps or ambiguities. Identify with specificity each particular position held by each individual during that time. For example, the sketches you provide for Messrs. Gardner and Page are unclear in that regard. Also clarify in each case how much of their professional time executive officers of the general partner will devote to the business of the registrant.

26.   As required by Section II.B.2.b of Release No. 33-6900, provide investors with a clear understanding of the nature and amount of compensation that may be paid. Discuss how your general partner plans to compensate its executive officers and directors. Quantify the amount of the annual retainer fees and the compensation for attending meetings for the board of directors of your general partner. Also state the maximum amount that may be paid to your general partner in each category of fees or compensation. If no such maximum exists, so state.

27.   The addresses of all five percent beneficial owners should be included in the beneficial owner table pursuant to Item 403. Please revise accordingly.

28.   Please provide additional disclosure on how the conflicts committee will operate. Disclose who is charged with identifying the conflicts and explain how they are brought to the committee's attention. We note that you state on page 134 that the general partner is not obligated to seek the approval of the conflicts committee.

> Please also discuss what happens if the committee determines that there is a conflict.

Material Tax Consequences, page 169

29.   To eliminate any potential for ambiguity, plainly state counsel's basic opinion, including that you will be treated as a partnership for federal income tax purposes. We note the reference to your reliance on that opinion at page 170, but it does not appear to be stated in so many words.

30.   You indicate at page 181 that counsel is unable to opine on your method of making allocations because "use of this method may not be permitted under existing Treasury regulations." In light of counsel's non-opinion in these circumstances, explain in necessary detail why your management feels justified making allocations in this manner. Also explain further the nature of counsel's uncertainty in that regard. Make clear whether it believes that there is a problem with use of this method.

31.   Obtain an opinion on all material tax matters, or provide a more detailed explanation regarding any failure to include such opinions. For example, if counsel can rely on indirect authority and other necessary means to render an opinion regarding likely tax consequences, it would be insufficient to state that there is no clear authority on an issue.

Underwriting, page 188

32.   Disclose briefly how "material change" is defined for purposes of the third bullet point on page 188.

Lock-Up Agreements, page 189

33.   If the underwriters have any understandings, tacit or explicit, or any present intent to release the lock-ups early, disclose this and identify the factors to be considered in making any such determination.

Undertakings, page II-4

34.   Provide the applicable undertakings required by Item 20 to Industry Guide 5, or explain to us why you fail to provide them. See II.B.2.a. of Release No. 33-6900.

Signatures, page II-5

35.   Please identify the person who is signing the registration statement as the Controller or Principal Accounting Officer.

Selected Historical and Pro Forma Financial Data, page 69

36.   We note that you present a line item titled, "Maintenance capital expenditures" within the Other Financial Data section of your Selected Financial Data table. Please disclose what this line item represents and why this data is relevant to the reader.

Quantitative and Qualitative Disclosures About Market Risk Related to PVR's Operations,
page 92

37.   We note your disclosure in which you discuss your exposure to interest rate risk and commodity price risk. However, it does not appear that you have provided the quantitative disclosures required by Item 305 of Regulation S-K. Please expand your disclosure to provide this information using at least one of the three acceptable disclosure alternatives outlined in Item 305 of Regulation S-K.

Financial Statements, page F-1

Unaudited Pro Forma Combined Financial Statements, page F-2

38.   We note that the pro forma financial statements include adjustments to reflect the forgiveness of net accounts receivable due from Penn Virginia Corporation and the distribution of equity awards under certain long-term incentive plans. Please expand your disclosure to explain how these adjustments relate to the offering transaction or other significant events you have given effect to within the pro forma financial statements.

39.   At Note (7) to your pro form adjustments you state that this adjustment "reflects the effect on minority interest on the pro forma and offering adjustments." Please describe in further detail the transactions you are reflecting in this adjustment to minority interest.

Exhibits

40.   We note that the Houston office of KPMG consented to the inclusion of various audit opinions in your registration statement, including the opinion on the financial statements of Cantera Natural Gas, LLC, issued by the Denver office. Ordinarily, the consent would be obtained from the office rendering the opinion.

Engineering Comments

General

41.   We note that you have disclosed proven and probable reserves. With a minimal transfer of paper, preferably in the form of a CD, please forward to our engineer as supplemental information, not as part of the registration statement, information that establishes the legal, technical and economic feasibility of the materials designated as reserves for your New Mexico and Illinois properties, pursuant to paragraph (c) of Industry Guide 7. This information should include the following:

- Acreage breakdown by owned, leased or other.

- Maps showing property, mine permit and reserve boundaries, geology, recent and historic production areas, seams mined and any cultural restrictions to mining.

- Drill-hole maps showing drill intercepts.

- Justifications for the drill hole spacing's used at various classification levels.

- General cross-sections that indicate the relationship between coal seams, geology and topography.

- A detailed description of your procedures for estimating "reserves."

- The specific criteria used to estimate reserves, see below.

- An indication of how many years remain within your longest-term mining plan for each reserve block.

- Site specific economic justification for the criteria you used to estimate reserves.

- Mining plans or feasibility studies, including production schedules, cost estimates and cash flow projections needed to establish the existence of reserves as defined in Industry Guide 7.

- Third party reviews of your reserves that were developed within the last three years

- Any other information needed to establish legal, technical and economic feasibility.

Provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves. If there are any questions concerning the above request, please phone Mr. George K. Schuler, Mining Engineer at (202) 551-3718.

Business of Penn Virginia Resource Partners, L.P. - General, page 98

42. Insert a small-scale map showing the locations and general transportation access to your Central Appalachia properties. Multiple mines may be grouped together based on a common coal washing, cleaning facility, and/or shipping terminal.

43. For your mining groups, provide the disclosures required by Industry Guide 7(b). In particular, provide a brief discussion or table showing:

- The coal beds of interest, including minable coal thickness.

- A list of your coal processing, handling facilities, and shipping terminals.

44. For each operating region or major property, grouped by wash plant or shipping terminal, supplementally provide all of your economic and technical evaluation criteria used to establish and classify your coal reserves. This includes, but is not limited to:

- Minimum economic tonnage rates and maximum depths by mining method

- Mine dilution, mining recoveries, and maximum stripping ratios

- Maximum and minimum mining heights for select mining activities

- Wash plant recoveries

- Types of surface conditions or items that limit or preclude mining.

Please describe for us the basis or assumptions you used to develop these criteria. Also describe the price assumptions you used and your underlying rationale.

CLOSING COMMENTS

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Beth Lentini, Attorney-Advisor, at (202) 551-3334, or in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Allan D. Reiss, Esq. (via fax)
        Catherine S. Gallagher, Esq. (via fax)

        T. Levenberg
        L. Lentini
        J. Gallagher
        K. Hiller
        K. Schuler